metabolic

30 January, 2009

[redacted]

09045377

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Suppl

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	To:	Title	No of Pages
8 January 2009	ASIC	Change to Company Details – Form 484	2
8 January 2009	ASX	Change of Company Address and contact details	2
30 January 2009	ASX	Appendix 3B	7

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
MAR 2 2009
THOMSON REUTERS

Belinda Shave
Financial Controller & Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Unit 2, 320 Lorimer Street, Port Melbourne, Victoria, 3207, Australia | Telephone +61(3) 8681 4053 | Facsimile +61(3) 8681 4099 | Website www.metabolic.com.au

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
METABOLIC PHARMACEUTICALS LIMITED

ACN/ABN
ABN 96 083 866 862

Corporate key
75049838

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
METABOLIC PHARMACEUTICALS LIMITED

ASIC registered agent number (if applicable)

Telephone number
8681 4053

Postal address
UNIT 2, 320 LORIMER STREET
PORT MELBOURNE, VIC. 3207

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
BELINDA SHAVE

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
0 8 / 0 1 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level or PO Box number (A PO Box is only allowed for a member address)
UNIT 2

Street number and Street name
320 LORIMER STREET

Suburb/City: PORT MELBOURNE
State/Territory: VIC

Postcode: 3207
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
1 2 / 0 1 / 0 9
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

☒ **Registered office address**
If the registered office has changed, does the company occupy the premises?
☒ yes
☐ no
if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice

☒ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family Name / Given names
Date of birth
[D D] / [M M] / [Y Y]
Place of birth (town/city) / (state/country)

2 Family name / Given names
Date of birth
[D D] / [M M] / [Y Y]
Place of birth (town/city) / (state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified

☐ **Member's address**

1 Family name / Given names

2 Family name / Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ARBN/ABN / Country of incorporation (if not Australia)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	08-Jan-2009
Time	15:19:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Details of Company Address

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

8 January, 2009

Mr Dean Litis
Australian Stock Exchange Limited
Level 45, South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Mr Litis,

Re: Change of Registered Office, Place of Business and contact details

As from Monday, 12 January 2009, the registered office, place of business and contact details for Metabolic Pharmaceuticals Limited will be as follows:

Registered Office/ Place of Business:	Unit 2, 320 Lorimer Street, Port Melbourne, Vic. 3207
Telephone:	+ 613 8681 4053
Facsimile:	+613 8681 4099

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Not applicable
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Not applicable
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) Forfeiture of 50,344 unquoted employee Performance Rights (ASX Code: MBPAA) (b) Forfeiture of 94,620 unquoted employee Performance Rights (ASX Code: MBPAB)
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
5	Issue price or consideration	Not applicable

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Not applicable
7	Dates of changes to the share register	30 January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	301,466,445	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	183,333	MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now: Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 30 January 2009

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Belinda Shave

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Friday, 30 January 2009 2:31 PM
To: Belinda Shave; Rob Stewart
Subject: Confirmation of Release - MBP - ASX Online e-Lodgement
Attachments: 690243.pdf

ASX confirms the release to the market of Doc ID: 690243 as follows:
Release Time: 30-Jan-2009 at 14:30:56
ASX Code: MBP
Announcement Title: Appendix 3B

*** THIS IS AN AUTO GENERATED EMAIL. DO NOT REPLY TO THE SENDER OF THIS EMAIL. THIS MAILBOX IS NOT MONITORED. ****
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END